

May 7, 2009

Mr. Lawrence Kemp
Chief Financial Officer
First United Ethanol, LLC
4433 Lewis B. Collins Road
Pelham, GA 31779

Re: **First United Ethanol, LLC**
               Form 10-K for the fiscal year ended September 30, 2008
               Form 10-Q for the quarter ended December 31, 2008
               File No. 0-53039

Dear Mr. Kemp:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended September 30, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Description of Business, page 4

2. Considering the nature of your raw materials and end products, it appears that relevant market data concerning your future basic inputs and outputs, will make the disclosures about your developing business more meaningful to readers, because such information will provide more context. In future filings, for all years presented, please provide disclosures showing the relevant market prices of the following items over time: Ethanol, Distillers Grains, by type, Corn and Natural Gas.

Item 3. Legal Proceedings, page 20

3. In future filings please disclose the damages being sought in this suit or the possible range of loss. If this information is not available please state that fact and explain why.

Management's Discussion and Analysis – Plan of Operations, page 22

4. Considering that you are in the early stages of operations of an industry with substantial price volatility in inputs (corn, natural gas) and in outputs, (ethanol, distillers grains), you should consider providing more detailed forward looking information about your business model. In future filings, to provide readers with a better understanding of the future viability of the business, you should quantify how a range of prices of those inputs and outputs, along with known fees (both fixed and variable) debt service, and other costs will affect your results of operations.

Liquidity and Capital Resources, page 25

5. We note your disclosure that you received a waiver regarding noncompliance with certain debt financing covenants in connection with the litigation described elsewhere in your filing. In future filings please clearly disclose the covenants which were breeched and the terms of your waiver. Additionally, in future filings, if it becomes reasonably likely that you may not comply with a material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum rations/amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants.

Critical Accounting Estimates, page 27

6. In future filings please enhance your critical accounting policies to discuss events which may trigger an impairment analysis of your property and equipment and a thorough description of the qualitative and quantitative factors you may consider in determining if an impairment analysis is necessary. Also, please disclose in future filings whether you have performed a recent impairment test pursuant to SFAS 144. Please explain any qualitative and quantitative factors you considered.

7. We note your disclosure that it is currently not practicable to estimate the fair value of the notes payable to WestLB due to unique terms and conditions. Please enhance your future disclosures to clearly explain what these unique terms and conditions are.

Form 10-Q for the period ended December 31, 2008

Results of Operations – Cost of Goods Sold, page 16

8. We note cost of goods sold decreased as you recorded a net gain on derivatives in 2008. In future filings please include a comprehensive discussion of your hedging activities. In a reasonably practical manner please identify and quantify the transactions which you have hedged. Additionally, if the absolute gross impact of your hedging transactions are material to your cost of goods sold, quantify those amounts and discuss your hedging strategy.

Liquidity and Capital Resources, page 17

9. Your disclosure indicates that you are working with your senior lender to address the potential liquidity constraints that may surface during your first year of operations. In future filings, please further enhance your disclosures to identify these potential constraints, the potential impact to your business and operations and how you intend to address them.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant at (202) 551-3732, John Hartz, Senior Assistant Chief Accountant at (202) 551-3689, or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief